Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

[Revised Response to Cavalier’s Complaint to Virginia’s State Corporation Commission]

I just read your coverage of Cavalier’s complaint last week on the E911 database issue.

Cavalier wants to have it both ways – making numerous unsubstantiated statements about the merger between Verizon and MCI and the state of competition in Virginia while not being subject to questioning on those statements.

E911 data has been used in Virginia proceedings [Verizon’s long-distance application and, more recently, last year’s alternative regulation case], as well as at the FCC and the Department of Justice, in order to measure the extent of facilities-based telecom competition. Verizon and MCI have properly relied on this legal precedent in using E911 data in this case when others – including Cavalier – raised the issue of the extent of competition in Virginia. The only database data used in the case are total line counts, nothing else.

The only reason this data was put before the Commission in the first place was in direct response to the commission staff’s request for Virginia-specific data and unsubstantiated claims by Verizon’s and MCI’s competitors that there was little competition from other companies in the state. As any resident or business knows, that simply is not true. Verizon and MCI therefore relied on past commission precedent to use E911 data, among other information, to demonstrate the full extent of competition in the state.

Using relevant data to answer questions from the Commission Staff and provide information needed for the Commission’s deliberations is in no way in violation of Verizon’s legal or contractual obligations. None of the data was used for marketing or other retail purposes, which is the contractual restriction. Rather, it was used in Virginia as it has been routinely used by the FCC, the DOJ, numerous other state commissions and, most importantly, the Virginia State Corporation Commission. To repeat: The only database data used in the case are total line counts, nothing else.

It’s plainly apparent that our opponents are making silly accusations such as this one in attempts to impede this merger. We believe that the record will show that the merger meets the requirements of the Utilities Transfer Act and should be approved by the commission.

That’s our perspective on the issue.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on August 31, 2005, an amended registration statement on Form S-4, which includes a definitive proxy statement of MCI and a prospectus (Registration No. 333-124008) containing important information about the proposed acquisition. Investors are urged to read the proxy statement and prospectus and any other relevant materials filed by Verizon or MCI because they contain important information about Verizon, MCI and the proposed acquisition. The proxy statement and prospectus and other relevant materials and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Additionally, proxy materials can be obtained by contacting MacKenzie Partners, Inc. toll-free at (800) 322-2885, collect at (212) 929-5500 or by email at proxy@mackenziepartners.com. Investors are urged to read the proxy statement and prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants is included in the proxy statement and prospectus and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.